

June 27, 2022

Mike Tomas
Chief Executive Officer & President
U.S. Stem Cell, Inc.
1560 Sawgrass Corporate Pkwy, 4th Floor
Sunrise, FL 33323

>   **Re: U.S. Stem Cell, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed March 31, 2022**
>   **File No. 001-33718**

Dear Mr. Tomas:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 26

1.   Please provide management's assessment of the effectiveness of your internal control over financial reporting. Also include a statement identifying the framework used by management to evaluate the effectiveness. Refer to Item 308(a)(2) and (3) of Regulation S-K.

Exhibit 31.1
302 Certification, page E-1

2.   Please amend your filing to provide a revised certification that refers to the correct fiscal year end of December 31, 2021.

Exhibit 32.1
906 Certification, page E-1

3.   Please amend your filing to provide a revised certification that refers to the correct fiscal year end of December 31, 2021.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services